United States securities and exchange commission logo





                            May 11, 2020

       Erez Nachtomy
       Interim Chief Financial Officer
       UAS Drone Corp.
       1 Etgar Street
       Tirat Carmel, Israel, 3903212

                                                        Re: UAS Drone Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2020
                                                            File Number
333-237927

       Dear Mr. Nachtomy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your registration statement covers the offer and sale of common stock to be issued to certain
stockholders of Duke upon the consummation of a short-form merger agreement. It appears
you may have commenced this transaction privately, on or about
                                                        April 29, 2020, when
you executed the merger agreement. Please note that a transaction commenced privately
cannot be converted to a registered offering. Please refer to
                                                        Securities Act Sections
Compliance and Disclosure Interpretations Question 134.02.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erez Nachtomy
UAS Drone Corp.
May 11, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameErez Nachtomy                            Sincerely,
Comapany NameUAS Drone Corp.
                                                           Division of
Corporation Finance
May 11, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName